
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   September 11, 2009

E. Robert Selby
President
Sand Hills, Inc.
25 Sunrise Point
Irmo, SC 29063

   Re: **Sand Hills, Inc.**
     Amendment No. 1 to Registration Statement on Form 10
     Filed August 26, 2009
     File No. 000-53736

Dear Mr. Selby:

  We have completed our review of your Form 10 and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Jessica Kane, staff attorney, at (202) 551-3235.

             Sincerely,

             Pamela Long
             Assistant Director

  cc: Bill Ruffa, Jr., Esq.
     Ruffa & Ruffa, P.C.
     110 East 59th Street
     New York, NY 10022